As filed with the Securities and Exchange Commission on November 19, 2003
Registration No. 333-_______________

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
Under the Securities Act of 1933

ReGen Biologics, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	23-2476415

(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification Number)

1290 Bay Dale Drive
PMB 351
Arnold, MD 21012
(410) 349 - 2431
(Address of Principal Executive Offices)

Gerald E. Bisbee, Jr., Ph.D.
CHAIRMAN AND CHIEF EXECUTIVE OFFICER
ReGen Biologics, Inc.
1290 Bay Dale Drive
PMB 351
Arnold, MD 21012
(Name and Address of agent for service)

(410) 349 - 2431

Copies to:
Andrew M. Tucker, Esq.
Shaw Pittman LLP
1650 Tysons Boulevard
McLean, Virginia 22102
(703)770-7900

     Approximate date the registrant proposes to begin selling securities to the public: From time to time after the effective date of this registration statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [   ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box. [x]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [   ]

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of securities	Amount to be	Offering Price Per	Aggregate Offering	Amount of
to be registered	Registered	Share	Price	Registration Fee

Common Stock $0.01 par value	33,953,717	$1.21 (1)	$41,083,997.57	$3,323.70

     (1) Estimated solely for the purpose of calculating the registration fee, and based upon the high and low prices price per share of the Registrant’s Common Stock on the OTCBB as of November 12, 2003 in accordance with Rule 457(c) of the Securities Act of 1933, as amended.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

2

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject To Completion, Dated November 19, 2003

PROSPECTUS

33,953,717 Shares

[LOGO]

REGEN BIOLOGICS, INC.

Common Stock

     The selling stockholders listed beginning on page 11 are offering up to 33,953,717 shares of ReGen Biologics, Inc. common stock. We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders.

     Our common stock is listed on the OTCBB under the trading symbol “RGBI”. On November 12, 2003, the last reported sale price of our common stock was $1.21 per share.

     The selling stockholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. See “Plan of Distribution” beginning on page 14 for more information about how the selling stockholders may sell their shares of common stock. We will not be paying any underwriting disco unts or commissions in this offering.

     Please read this prospectus carefully before you invest.

     Investing in our securities involves risks. See “Risk Factors” beginning on page 4.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 19, 2003.

TABLE OF CONTENTS

About this prospectus	ii
Statements regarding forward-looking information	ii
Summary	1
Risk factors	4
Use of Proceeds	11
Selling Stockholders	11
Plan of distribution	14
Legal matters	14
Experts	14
Where you can find more information	14

1

ABOUT THIS PROSPECTUS

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the selling stockholders have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the selling stockholders are not, making an offer to sell or seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or of any sale of these securities. Our business, financial condition, results of operations and prospects may have changed since that date.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

     We caution you that certain statements contained in or incorporated by reference into this prospectus, or which are otherwise made by us or on our behalf are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, which depend upon or refer to future events or conditions, which include words such as “believe,” “plan,” “anticipate,” “estimate,” “expect,” “intend,” “seek” or similar expressions. In addition, any statements concerning future financial performance, ongoing business strategies or prospects, and possible future actions, which may be provided by our management, are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are subject to risks, uncertainties, and assumptions about our company, economic and market factors and the industry in which we do business, among other things. These statements are not guaranties of future performance and we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

     Actual events and results may differ materially from those expressed or forecasted in forward-looking statements due to a number of factors. Important factors that could cause actual results to differ materially include, but are not limited to, our ability to complete the CMI clinical trial and obtain FDA approval, our ability to obtain additional financing, the ability of our distribution partners to effectively market and sell our products, our ability to procure product components and effectively produce products for resale, our ability to control production quantities and inventory in order to avoid unanticipated costs such as outdated inventory, the timely collection of our accounts receivable, our ability to attract and retain key employees, our ability to timely develop new products and enhance existing products, the occurrence of certain operating hazards and uninsured risks, our ability to protect proprietary information and to obtain necessary licenses on commercially reasonable terms, the impact of governmental regulations, changes in technology, marketing risks, other unforeseen events that may impact our business and our ability to adapt to economic, political and regulatory conditions affecting the healthcare industry.

ii

SUMMARY

     This summary highlights some information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the section entitled “Risk Factor” before deciding to invest in our common stock. We are an orthopedic products company that designs, develops, manufactures and markets minimally invasive human implants and medical devices for the repair, regrowth and remodeling of damaged human tissue. Our principal executive offices are located at 1290 Bay Dale Drive, PMB 351, Arnold, MD 21012 and our telephone number is (410) 349-2431. Our website address is www.regenbio.com. The information contained in our website is not a part of this prospectus.

     On September 23 and September 30, 2003 the Company completed the private placement of approximately 17,113 and 5,133, respectively, shares of Series C redeemable convertible preferred stock (“Series C Stock”). At the option of the holder, the Series C Stock is convertible into common stock on a one-for-one basis, subject to adjustment for stock splits and similar adjustments of the Series C Stock. Both the Series C Stock and the Series A Stock are subject to the Registration Rights Agreements entered into as of September 23 and September 30, 2003 whereby the holders of such shares have the right to require the Company to register shares of the Company’s common stock issuable upon conversion of their preferred shares. ReGen received such a notice from certain holders of such shares requesting that the Company register such shares pursuant to the terms of the Registration Rights Agreements. The Company notified all the holders of the Series A Stock and the holders of the Series C Stock of their right to include their shares of common stock issuable upon conversion of their preferred stock in this registration statement. Those parties who have indicated to the Company that they wish to be included are listed in this prospectus. See “Selling Stockholders” beginning on page 11. In order to sell their shares of common stock pursuant to this registration statement, the selling stockholders must first convert their Series A Stock and/or Series C Stock into shares of the Company’s common stock.

REGEN BIOLOGICS, INC.

Our Company

     We are a leading orthopedic products company that develops and manufacturers tissue repair products for unmet markets in both the U.S. and globally.

     Our flagship product, the Collagen Meniscus Implant, or CMI, is an implant for the meniscus of the human knee. A damaged meniscus is frequently repaired by an arthroscopic surgical procedure known as a partial meniscectomy. During this procedure, surgeons remove damaged meniscus tissue leaving less meniscus tissue to support the knee and protect the patient from further degeneration or injury. Implantation of the CMI represents the only procedure with the potential to re-grow much of the tissue otherwise lost in partial meniscectomy procedures, allowing a return to a more active lifestyle. In November 2002, we completed enrollment and surgeries in a large-scale clinical trial of the CMI, the results of which will comprise our Pre-Market Approval Application, or PMA. The CMI is currently approved for sale in Europe, Australia, Chile, and will be selectively available in Canada during 2003. The CMI is distributed outside the U.S. by Centerpulse Orthopedics, Ltd. (NYSE:CEP).

     We also sell the SharpShooter Tissue Repair System, or SharpShooter, a suturing device used to facilitate the surgical implantation of the CMI, as well as to perform other similar arthroscopic meniscal repair procedures. The SharpShooter is currently marketed through a distribution agreement with Linvatec Corporation, a subsidiary of ConMed (NASDAQ: CNMD), in the U.S., Europe, Canada, Australia, Chile, and Japan.

Our Business Strategy

     Our current strategy is to focus on the following initiatives:

•	Obtaining FDA approval of the CMI;

•	Finding a suitable partner to market the CMI in the U.S.;

•	Launching the CMI in the U.S.; and

•	Conducting further research on select product opportunities within our research and development pipeline.

     Our long-term strategy is to capitalize on our proven collagen scaffold technology by continuing to design, develop, manufacture, and market our own products, as well as partner with key market leaders to develop and market products in other targeted therapeutic areas.

Our Core Technology

     We have developed a proprietary biologically active porous bovine type I collagen scaffold material and various tissue matrix engineering processes as the basis of our tissue re-growth product offerings. We fabricate the material into unique structures to guide tissue regeneration in a given anatomic site. The products, material, and processes are protected by 20 U.S., 72 international, and 12 pending patents. The use of this collagen scaffold technology has been proven to support new tissue generation in the meniscus. Work on various animal models indicates that the technology has broad ranging applications in a number of anatomic locations including the articular cartilage, spine, ligament, shoulder and hand.

Approved Products

     The first application of our technology is an implant for the medial meniscus of the knee. The CMI facilitates growth of meniscus-like tissue after implantation in those patients with meniscus loss. The initial target market for the CMI is primarily those patients who would receive a partial medial meniscectomy procedure. Based on industry data, we estimate that in 2002 there were 783,000 partial meniscectomy procedures in the U.S.

     The CMI is currently approved for sale in Europe, Australia, Chile, and will be selectively available in Canada during 2003. The product is being distributed by Centerpulse Orthopedics, Ltd. under a distribution agreement that allows Centerpulse to exclusively distribute the CMI outside of the U.S. as long as certain minimum sales are realized. In May 2003, Centerpulse agreed to be acquired by Smith & Nephew PLC and, subsequently, Zimmer Holdings, Inc. announced a proposal to acquire Centerpulse.

     As we develop our primary products, we may see an opportunity to develop a supplemental or facilitating product. An example of such a product is the SharpShooter, which is an arthroscopic suturing device used in the CMI procedure, as well as other meniscus repair procedures which are similar in surgical technique to the CMI procedure. The SharpShooter is cleared for sale in the U.S., Europe, Canada, Australia, Chile, and Japan. The SharpShooter is distributed by Linvatec Corporation, an industry leader in the arthroscopy marketplace, under a worldwide distribution agreement which remains exclusive as long as certain minimum sales are realized.

U.S. Clinical Trial

     We have recently completed the required enrollment in the largest clinical trial to-date involving the meniscus. The U.S. CMI Multicenter Clinical Trial, or MCT, is a 288 patient, two-arm, controlled, randomized study comparing the CMI to the current standard of care, the partial meniscectomy. One arm of the trial consists of patients with no prior surgery to the meniscus and the other arm consists of patients with one to three prior surgeries. Patients are followed clinically at pre-op, post-op, 6 weeks, 3 months, 6 months, 12 months and 24 months following surgery. The study includes follow-up questionnaires submitted annually through five year post-op. All patients are required to complete a two-year follow-up prior to the submission of clinical results in our PMA to the FDA. In the fourth quarter of 2002, we completed the required enrollment and related surgical procedures for our CMI clinical trial in the U.S. As of February 2003, approximately 70% and 80% of the 288 patients have reached their two year and one year follow-up time points, respectively. We expect that the two year clinical follow-up exams will be completed in the fourth quarter of 2004, with submission of the PMA to the FDA shortly thereafter. The current data analysis is based on a review of data from approximately 60% of the patients, all of whom have completed their two year follow-up exam. A preliminary analysis of the MCT patients has been conducted and is summarized as follows:

•	Clinical evidence indicates that the CMI successfully supports meniscus-like tissue regeneration;

•	CMI prior surgery patients exhibited regrowth of more than 60% of their meniscus, doubling the amount of tissue that the patient would have had if only the partial meniscectomy had been performed;

•	CMI prior surgery patients achieved a significantly higher activity level than those in the control group;

•	There are no apparent safety issues;

•	The histologic and immunologic analyses show that there have been no immune reactions to the implant material; and

•	Among patients with greater tissue loss, the pain and function endpoints of CMI patients show significant improvement over those in the control group.

     Prior to beginning the MCT, we conducted a Feasibility Study of the CMI. The eight patients who participated in the study are now five years or more post CMI surgery. Highlights of the Feasibility Study include patients having twice as much meniscus-like tissue as they had following the partial meniscectomy and a steady increase in patient activity levels over five years.

Research and Development Pipeline

     We have developed a research and development pipeline in other orthopedic applications such as the articular cartilage, spine, ligament, shoulder, and hand. These applications are in various stages of development from proof of concept to preparation for submission to the FDA. With limited funding available for longer-term projects, we are currently focusing on possible 510k product submissions that have the potential for a positive financial impact within the next few years. We believe that substantial opportunity ($500 million or more) exists for several longer-term projects, once substantial funding is available.

Facilities and Employees

     Our headquarters are in Franklin Lakes, New Jersey, where corporate management, clinical and regulatory affairs, marketing and research are located. We also operate an ISO 9001 certified manufacturing facility in Redwood City, California. Training of surgeons takes place at the Steadman Hawkins Foundation in Vail, Colorado and other locations throughout the world. As of September 30, 2003, we had 16 employees, of whom 2 were part-time.

RISK FACTORS

     Our business faces significant risks. The risks and uncertainties described below may not be the only risks we face. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business operations. Any of the risks described below could significantly and aversely affect our business, prospects, financial condition or results of operations. You should carefully consider and evaluate the risks and uncertainties listed below, as well as the other information set forth in this prospectus.

Risks Related to our Business

Product introductions or modifications may be delayed or canceled as a result of the FDA regulatory process, which could cause our sales to decline.

     The medical devices we manufacture and market are subject to rigorous regulation by the FDA and numerous other federal, state and foreign governmental authorities. Our failure to comply with such regulations could lead to the imposition of injunctions, suspensions or loss of regulatory approvals, product recalls, termination of distribution, or product seizures. In the most egregious cases, criminal sanctions or closure of our manufacturing facility are possible. The process of obtaining regulatory approvals to market a medical device, particularly from the FDA, can be costly and time-consuming, and there can be no assurance that such approvals will be granted on a timely basis, if at all. In particular, the CMI has not yet been approved by the FDA and there is no guarantee that such approval will be obtained. Should the FDA approve the CMI for sale in the U.S., sales will not occur until, at the earliest, late 2005.

     The regulatory process may delay the marketing of new products for lengthy periods and impose substantial additional costs or it may prevent the introduction of new products altogether. In particular, the FDA permits commercial distribution of a new medical device only after it has met the established regulatory compliance guidelines. The FDA will clear marketing of a medical device through the 510k process if it is demonstrated that the new product is substantially equivalent to other 510k-cleared products. The PMA approval process is more costly, lengthy and uncertain than the 510k pre-market notification process. There can be no assurance that any new products we develop will be subject to the shorter 510k clearance process and therefore significant delays in the introduction of any new products that we develop may occur. If we choose to go through the PMA approval process, there will be significant costs and delays in the introduction of our new products, if they are approved at all.

     Moreover, foreign governmental authorities have become increasingly stringent and we may be subject to more rigorous regulation by foreign governmental authorities in the future. Any inability or failure of our foreign independent distributors to comply with the varying regulations or the imposition of new regulations could restrict such distributors’ ability to sell our products internationally and thereby adversely affect our business. All products and manufacturing facilities are subject to continual review and periodic inspection by regulatory agencies. The discovery of previously unknown problems with our company or our products or facilities may result in product labeling restrictions, recall, or withdrawal of the products from the market. In addition, the FDA actively enforces regulations prohibiting the promotion of medical devices for unapproved indications. If the FDA determines that we have marketed our products for off-label use, we could be subject to fines, injunctions or other penalties.

Sales of our products are largely dependent upon third party reimbursement and our performance may be harmed by health care cost containment initiatives.

     In the U.S. and other markets, health care providers, such as hospitals and physicians, that purchase health care products, such as our products, generally rely on third party payers, including Medicare, Medicaid and other health insurance and managed care plans, to reimburse all or part of the cost of the health care product. Reimbursement by third party payers may depend on a number of factors, including the payer’s determination that the use of our products is clinically useful and cost-effective, medically necessary and not experimental or investigational. Also, third party payers are increasingly challenging the prices charged for medical products and services. Since reimbursement approval is required from each payer individually, seeking such approvals can be a time consuming and costly process which, in the future, could require us or our marketing partners to provide supporting scientific, clinical and cost-effectiveness data for the use of our products to each payer separately. Significant uncertainty exists as to the reimbursement status of newly approved health care products, and third party payers are increasingly attempting to contain the costs of health care products and services by limiting both coverage and the level of reimbursement for new therapeutic products and by refusing, in some cases, to provide coverage for uses of approved products for disease indications for which the FDA has not granted marketing approval. There can be no assurance that third party reimbursement coverage will be available or adequate for any products or services developed by us.

We may be subject to product liability claims and our limited product liability insurance may not be sufficient to cover the claims, or we may be required to recall our products.

     We manufacture medical devices that are used on patients in surgical procedures and we may be subject to product liability claims. During 2002 we instituted a recall of certain components of the SharpShooter that were later identified to have the potential to become non-sterile. There is no guarantee that we will not be subject to other product recalls in the future. The medical device industry has been historically litigious and we face an inherent business risk of financial exposure to product liability claims. Since our products are often implanted in the human body, manufacturing errors, design defects or packaging defects could result in injury or death to the patient, and could result in a recall of our products and substantial monetary damages. Any product liability claim brought against us, with or without merit, could result in diversion of our resources, an increase to our product liability insurance premiums and/or our inability to secure coverage in the future. We would also have to pay any amount awarded by a court in excess of our policy limits. In addition, any recall of our products, whether initiated by us or by a regulatory agency, may result in adverse publicity for us that could have a material adverse effect on our business, financial condition and results of operations. Our product liability insurance policies have various exclusions, and we may be subject to a product liability claim or recall for which we have no insurance coverage, in which case we may have to pay the entire amount of the award or costs of the recall. Finally, product liability insurance is expensive and may not be available in the future on acceptable terms, or at all.

We are a development stage company and have no significant operating history with which investors can evaluate our business and prospects.

     We are a development stage company and have no significant operating history and are operating in a new, specialized and highly competitive field. Our ability to successfully provide the guidance and management needed to continue and grow the business on an ongoing basis has not yet been established and cannot be assured. Our business is subject to all of the risks inherent in our business, including, but not limited to potential delays in the development of products, the need for regulatory approvals of certain of its products and devices, uncertainties of the healthcare marketplace and reimbursement levels of insurers and similar governmental programs, unanticipated costs and other uncertain market conditions.

To be commercially successful, we will have to convince physicians that using our products to repair damaged menisci is an effective alternative to existing therapies and treatments.

     We believe that physicians will not widely adopt our products unless they determine, based on experience, clinical data and published peer reviewed journal articles, that the use of the CMI, the Sharpshooter or any future products provides an effective alternative to conventional means of treating a damaged meniscus or other injury. To date, we have completed only limited clinical studies of the CMI and the Sharpshooter. Clinical experience may not indicate that treatment with our products provides patients with sustained benefits. In addition, we believe that continued recommendations and support for the use of the CMI and the Sharpshooter by influential physicians are essential for widespread market acceptance of these products. If our products do not continue to receive support from these physicians or from long-term data, surgeons may not use, and the facilities may not purchase, our products. Moreover, our competitors may develop and successfully commercialize medical devices that directly or indirectly accomplish what our products are designed to accomplish in a superior and less expensive manner. If our competitors’ products prove to be more successful than ours, our products could be rendered obsolete. As a result, we may not be able to produce sufficient sales to obtain or maintain profitability.

We are dependent on a few products.

     We anticipate that most of our revenue growth in the future, if any, will come from our tissue re-growth technology products including the Collagen Meniscus Implant, or CMI, and other supporting products, including the

SharpShooter. There can be no assurance that we will be successful in increasing sales of our current product offering. Additionally, there can be no assurance that our efforts to develop new products, including enhancements to our existing products, will be successful. If our development efforts are successful, there can be no assurance that we will be successful in marketing and selling our new products.

We will need to obtain financing in the future, which may be difficult.

     In the future, we will need to raise additional funds through equity or debt financing, collaborative relationships or otherwise. Our future capital requirements depend upon many factors, including:

•	Our ability to increase revenues, which primarily relies upon the ability of our distribution partners to increase sales of our products;

•	Our ability to complete the CMI clinical trial and obtain FDA approval;

•	Our ability to effectively produce our products, and to adequately control the cost of production;

•	The extent to which we allocate resources toward development of our existing or new products;

•	The timing of, and extent to which, we are faced with, unanticipated marketing or medical challenges or competitive pressures;

•	Our ability to successfully transfer liability for or restructure long-term facility leases for facilities that exceed our present capacity needs;

•	The amount and timing of leasehold improvements and capital equipment purchases; and

•	The response of competitors to our products.

     Moreover, because of our potential long-term capital requirements, we may access the public or private equity markets whenever conditions appear to us to be favorable, even if we do not have an immediate need for additional capital at that time. There can be no assurance that any such additional funding will be available when needed or on terms favorable to us, if at all.

We may face challenges to our patents and proprietary rights.

     Our ability to develop and maintain proprietary aspects of our business is critical for our future success. We rely on a combination of confidentiality protections, contractual requirements, trade secret protections, patents, trademarks and copyrights to protect our proprietary intellectual property. Our patent positions and those of other medical device companies are uncertain and involve complex and evolving legal and factual questions. There can be no assurance that pending patent applications will result in issued patents, that patents issued to or licensed by us will not be challenged or circumvented by competitors or that such patents will be found to be valid or sufficiently broad to protect our technology or to provide us with any competitive advantage. Any future litigation, regardless of the outcome, could result in substantial expense and significant diversion of the efforts of our technical and management personnel.

     While we attempt to ensure that our products do not infringe other parties’ patents and proprietary rights, our competitors may assert that our products or the methods they employ may be covered by patents held by them. Furthermore, third parties could obtain patents that may require licensing for the conduct of our business, and there can be no assurance that the required licenses would be available. We also rely on nondisclosure agreements with certain employees, consultants and other parties to protect, in part, trade secrets and other proprietary technology. Litigation may be necessary to enforce our patents and license agreements, to protect our trade secrets or know-how or to determine the enforceability, scope and validity of the proprietary rights of others. An adverse determination in any such proceeding could subject us to significant liabilities to third parties, or require us to seek licenses from third parties or pay royalties that may be substantial. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing or selling certain of our products which in turn would have a material adverse effect on our business, financial condition and results of operations.

We are dependent on our suppliers and the loss of any of these suppliers could adversely affect our business.

     We rely upon our vendors for the supply of raw materials and product components used in the manufacture of our CMI and Sharpshooter products. Furthermore, in several cases we rely on a single vendor to supply critical materials or components. In the event that we are unable to obtain components for any of our products, or obtain such components on commercially reasonable terms, we may not be able to manufacture or distribute our products on a timely and competitive basis, or at all. Any delays in product availability or costs incurred in locating alternative suppliers could have a material adverse effect on our operations.

Our reliance on third parties to distribute our products may increase our operating costs and reduce our operating margins.

     We rely on third parties to distribute our products. The inability or lack of desire of any of these third parties to deliver or perform for us in a timely or cost-effective manner could cause our operating costs to rise and our margins to fall. We are subject to the risk that outside factors may prevent such third parties from meeting our distribution needs. In March 2003 the Boards of Smith & Nephew PLC and Centerpulse announced an agreement to combine their businesses, and in April 2003 Smith & Nephew made a formal offer to acquire Centerpulse. In May 2003, Zimmer pre-announced an unsolicited offer, and in June 2003 Zimmer published a formal offer to acquire Centerpulse. In August 2003, Centerpulse agreed to accept the Zimmer offer and on October 2, 2003 Zimmer announced the completion of its exchange offers, which resulted in Zimmer beneficially owning 98.7% of the issued Centerpulse shares. These distributors have in the past, and may in the future, fail to distribute our products. We do not have a distributor for the CMI in the U.S. and there is no guarantee that we will be able to find a suitable third party to effectively distribute the CMI in the U.S. If we are unable to obtain a satisfactory distributor, we may distribute the CMI ourselves, which would force us to invest in sales and marketing personnel. Failure to distribute products to our customers in a timely and cost effective manner would cause our operating costs to increase and our margins to fall.

Disruption of our manufacturing could adversely affect our business, financial condition and results of operations.

     Our results of operations are dependent upon the continued operation of our manufacturing facility in Redwood City, California. The operation of biomedical manufacturing plants involves many risks, including the risks of breakdown, failure or substandard performance of equipment, the occurrence of natural and other disasters, and the need to comply with the requirements of directives of government agencies, including the FDA. The occurrence of material operational problems could have a material adverse effect on our business, financial condition, and results of operations during the period of such operational difficulties.

Our success depends upon our ability to recruit and retain key personnel.

     Our success depends, in part, upon our ability to attract and retain qualified operating personnel. Competition for skilled personnel in the areas of research and development, manufacturing, marketing and other areas is highly competitive. In addition, we believe that our success will depend on the continued employment of our Chairman, President and CEO, Dr. Gerald Bisbee with whom we have entered into an employment agreement, and our Senior Vice President, Clinical and Regulatory Affairs, John Dichiara with whom we have no formal employment agreement. To the extent we are unable to recruit or retain qualified personnel, our business may be adversely affected.

Our business could be materially adversely impacted by risks inherent in international markets.

     In 2002, approximately 73% of our sales were generated outside the U.S. We expect that such sales will continue to account for a significant portion of our revenue in the future, at least until we are able to market the CMI (or other new products) in the U.S. Our international sales subject us to other inherent risks related to changes in the economic, political, legal and business environments in the foreign countries in which we do business, including the following:

•	Fluctuations in currency exchange rates;

•	Regulatory, product approval and reimbursement requirements;

•	Tariffs and other trade barriers;

•	Greater difficulty in accounts receivable collection and longer collection periods;

•	Difficulties and costs of managing foreign distributors;

•	Reduced protection for intellectual property rights in some countries;

•	Burdens of complying with a wide variety of foreign laws;

•	The impact of recessions in economies outside the U.S.; and

•	Political and economic instability.

     If we fail to successfully market and sell our products in international markets, our business, financial condition, results of operations, and cash flows could be materially and adversely affected.

Future acquisitions could adversely affect our operations or financial results.

     From time to time, we consider the acquisition of technology product lines or businesses to supplement our current product offering. Any such future acquisitions involve risks such as the following:

•	We may be exposed to unknown liabilities of acquired companies;

•	Our acquisition and integration costs may be higher than we anticipated and may cause our quarterly and annual operating results to fluctuate;

•	We may experience difficulty and expense in assimilating the operations and personnel of the acquired businesses, disrupting our business and diverting management’s time and attention; and

•	Our relationships with key customers of acquired businesses may be impaired, due to changes in management and ownership of the acquired businesses.

The lack of an independent audit committee may affect our ability to be listed on a national securities exchange or quotation system.

     We are not subject to the listing requirements of any national securities exchange or quotation system. Currently, only one member of our audit committee meets the definition of an “independent” director as defined by the Sarbanes-Oxley Act of 2002 or as defined by the NYSE or Nasdaq corporate governance proposals. There is no guarantee that we will be able to appoint directors that will satisfy these requirements. If we are unable to appoint independent directors to the audit committee we will be precluded from listing any of our capital stock on a national securities exchange or quotation system.

Risks Related to this Offering

Unanticipated fluctuations in quarterly operating results could affect our stock price.

     Our quarterly revenues and operating results have varied significantly in the past and are likely to vary from quarter to quarter in the future. Quarterly revenues and operating results may fluctuate as a result of a variety of factors, including the ability of our distribution partners to market and sell our products, variable customer demand for our products and services, our investments in research and development or other corporate resources, our ability to effectively and consistently manufacture our products and avoid costs associated with the recall of defective or potentially defective products, the ability of our vendors to effectively and timely deliver necessary materials and product components, acquisitions of other companies or assets, the timing of new product introductions, changes in distribution channels, sales and marketing promotional activities and trade shows and general economic conditions. Further, due to the relatively fixed nature of most of our costs, which primarily include personnel costs as well as facilities costs, any unanticipated shortfall in revenue in any fiscal quarter would have an adverse effect on our results of operations in that quarter. Accordingly, our operating results for any particular quarterly period may not necessarily be indicative of results for future periods and should not be relied upon as an indication of its future performance. These fluctuations could cause the trading price of our stock to be negatively affected. Our quarterly operating results have varied substantially in the past and may vary substantially in the future. In addition, the stock market has been very volatile, particularly on the OTC Bulletin Board, where our stock is quoted. This volatility is often not related to the operating performance of companies listed thereon and will probably continue in the foreseeable future.

Ownership of our stock is concentrated and this small group of stockholders may exercise substantial control over our actions.

     Based on shares outstanding as of September 30, 2003, the following entities own five percent or more of the outstanding common stock on an as converted basis: Sanderling Ventures owns approximately 31%; Centerpulse USA Holding Co. owns approximately 8% and L-R Global Partners LP and L-R Partners Global Fund LTD own approximately 5% and 1.7% respectively. These stockholders, if acting together, have the ability to exert substantial influence over the outcome of corporate actions requiring stockholder approval. This concentration of ownership may also have the effect of delaying or preventing a change in our control. Additionally, the holders of approximately 42% of our issued and outstanding capital stock are parties to a stockholders agreement by which these stockholders agreed to vote their shares in favor of certain matters.

A substantial number of shares of our common stock are eligible for sale in the near future, which could cause our common stock price to decline significantly.

     All of the shares of common stock issued in connection with the merger of Aros Corporation and ReGen Biologics became eligible for sale pursuant to Rule 144 on June 21, 2003. If our stockholders sell, or the market perceives that our stockholders intend to sell, substantial amounts of our common stock in the public market, the market price of our common stock could decline significantly. These sales may also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. As restrictions on resale end and as certain shares of preferred stock are converted to common stock and registered pursuant to the registration rights agreements, the market price of our common stock could drop significantly if the holders of such shares sell them or are perceived by the market as intending to sell them.

We have established several anti-takeover measures which could delay or prevent a change of our control.

     Under the terms of our amended and restated certificate of incorporation, the board of directors will be authorized, without any need for action by our stockholders, but subject to any limitations prescribed by law, to issue shares of our preferred stock in one or more series. Each series may consist of such number of shares and have the rights, preferences, privileges and restrictions, such as dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the right to increase or decrease the number of shares of any series, as the board of directors shall determine. The board of directors may issue preferred stock with voting or conversion rights that may have the effect of delaying, deferring or preventing a change in control of our company and that could adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. Additionally, our board of directors adopted a stockholder rights plan and declared a dividend distribution of one right for each outstanding share of our common stock. Each right, when exercisable, entitles the registered holder to purchase securities at a specified purchase price, subject to adjustment. The rights plan may have the anti-takeover effect of causing substantial dilution to the person or group that attempts to acquire our company on terms not approved by the board of directors. The existence of the rights plan could limit the price that certain investors might be willing to pay in the future for shares of our capital stock and could delay, defer or prevent a merger or acquisition of our company that stockholders may consider favorable.

USE OF PROCEEDS

     The proceeds from the sale of common stock offered pursuant to this prospectus are solely for the accounts of selling stockholders. We will not receive any proceeds from the sale of the shares of common stock.

SELLING STOCKHOLDERS

     Certain of the shares of common stock being offered by the selling stockholders will be issued upon conversion of convertible preferred stock. We are registering the shares in order to permit the selling stockholders to offer these shares for resale from time to time.

     The following table lists certain information with respect to these selling stockholders as follows: (i) each selling stockholder’s name, (ii) the number of outstanding shares of common stock beneficially owned by the selling stockholders prior to this offering (excluding shares issuable upon exercise of certain warrants by the selling stockholders and assuming that all of the preferred shares underlying those being registered have been converted to common stock); (iii) the number of shares of common stock to be beneficially owned by each selling stockholder after the completion of this offering assuming the sale of all of the shares of the common stock offered by each selling stockholder; and (iv) if one percent or more, the percentage of outstanding shares of common stock to be beneficially owned by each selling stockholder after the completion of this offering assuming the sale of all of the shares of the common stock offered by each selling stockholder. Except as noted, none of the selling stockholders have had any position, office, or other material relationship that the selling stockholder has had with the Company or any of the Company’s predecessors or affiliates within the past three years. Deutsche Bank AG London Branch, Vail Fishing Partnership and Mervyn Lapin, a dealer for Vail Securities Investment, Inc., are broker-dealers or broker-dealer affiliates. There was no understanding with any of these broker-dealers or broker-dealer affiliates at the time of the initial purchase of the shares relating to the distribution of such shares. After registration and conversion, assuming all shares being registered pursuant to this registration statement have been converted to common stock, there will be 63,209,081 shares of common stock outstanding, 3,122,143 shares of Series A Stock outstanding and 468,644 shares of Series C Stock outstanding.

     The selling stockholders may sell all, some, or none of their shares in this offering. See “Plan of Distribution.”

			Shares Owned After
	Shares Owned Before		the Offering
	the Offering	Shares to be Offered	Number	Percent

Allen & Company Incorporated (1)	2,310,824	1,050,696	1,260,128	2.00%
Amy Beth Gordon	44,588	44,588	0	*
Angus MacNaughton	267,342	28,136	239,206	*
ANNJMC LLLP (2)	55,791	55,791	0	*
Arthur Rock	1,196,279	608,202	588,077	*
Ben Kreuger	55,791	55,791	0	*
Bravo Colorado Music Festival Endowment (3)	111,582	111,582	0	*
Charles Ho (4)	111,582	111,582	0	*
Charles N. Blitzer	223,164	223,164	0	*
Daniel E. Telleen	11,158	11,158	0	*
David A. Gordon	44,588	44,588	0	*
Deutsche Bank AG London Branch	1,673,732	1,673,732	0	*

			Shares Owned After
	Shares Owned Before		the Offering
	the Offering	Shares to be Offered	Number	Percent

Donald McMahan	32,135	32,135	0	*
Elizabeth A. Meyer	40,169	40,169	0	*
Elizabeth W. Slifer	154,652	154,652	0	*
F. Warren Hellman & Patricia Christina Hellman as Trustees of the Hellman Family Revocable Trust	650,233	332,000	318,233	*
Gary C. Klein	223,164	223,164	0	*
George A. Wiegers	55,791	55,791	0	*
Glenbrook Partners A Nevada Limited Partnership (5)	553,582	58,262	495,320	*
Howard Berkowitz	259,165	257,043	2,122	*
J. Richard Steadman (6)	2,340,967	111,582	2,229,385	3.53%
Jeffrey Lapin	11,158	11,158	0	*
Jerold L. Zaro	111,582	111,582	0	*
John L. Steffens	2,231,644	2,231,644	0	*
John M. Angelo	301,272	301,272	0	*
John M. Angelo, Maurice R. Povich TTIC	446,328	446,328	0	*
John S. Petrow	111,582	111,582	0	*
Joseph E. Sheehan	397,000	397,000	0	*
Joseph E. Sheehan III	50,000	50,000	0	*
Judith H. Angelo	100,424	100,424	0	*
Kathy Weiss	55,791	55,791	0	*
Lawrence A. Gordon	200,848	200,848	0	*
L-R Global Fund, Ltd. (7)	1,115,822	1,115,822	0	*
L-R Global Partners LP (8)	3,347,467	3,347,467	0	*
Luc Meyer	338,540	338,540	0	*
Marcia Diamond TR Marcia Diamond Trust 1995 UA 10/26/95	301,272	301,272	0	*
Mary Ellen Canniff	22,316	22,316	0	*
Maurice R. Povich	301,272	301,272	0	*
Mervyn Lapin PSP (9)	1,450,568	1,450,568	0	*
Michael L. Gordon	468,734	468,734	0	*
Namtor BVC LP (10)	199,540	66,805	132,735	*
Neil Austrian	55,791	55,791	0	*
Peter & Maryla Wallace JTWROS	11,334	11,298	36	*
Renjie Liu	33,474	33,474	0	*
Richard Harris	223,164	223,164	0	*
Richard Stephenson	111,582	111,582	0	*
Robert Fraiman	111,582	111,582	0	*
Rodney Lapin	17,853	17,853	0	*
Roger Killion	37,946	22,670	15,276	*
Sanderling V Beteiligungs GmbH & Co. (11) (20)	1,070,699	1,056,767	13,932	.02%
Sanderling V Beteiligungs GMBLT & Co KG (12) (20)	34,362	33,672	690	.001%
Sanderling V Biomedical Co-Investment Fund LP (13) (20)	4,604,421	4,543,497	60,924	.10%
Sanderling V Limited Partnership (14) (20)	1,241,914	1,225,482	16,432	.03%
Sanderling Venture Partners II LP (15) (20)	2,353,660	49,268	2,304,392	3.65%
Sanderling Venture Partners IV Co-Investment Fund LP (16) (20)	1,369,845	1,177,380	192,465	.30%
Sanderling Venture Partners V Co-Investment Fund LP (17) (20)	7,594,736	7,494,246	100,490	.16%
Sanderling Ventures Limited LP (18) (20)	1,369,380	49,268	1,320,112	2.09%
Sanderling Ventures Management V (19) (20)	392,442	144,987	247,455	.39%
Sequoia Capital VI (21)	1,164,227	235,382	928,845	1.47%
Sequoia Technology Partners VI (22)	63,426	12,389	51,037	.08%
Sheika Gramshammer	33,474	33,474	0	*

			Shares Owned After
	Shares Owned Before		the Offering
	the Offering	Shares to be Offered	Number	Percent

Shirley Ward	22,316	22,316	0	*
Todd C. Standbrook	22,316	22,316	0	*
Vail Fishing Partnership (23)	446,328	446,328	0	*
William Clinkenbeard	100,000	100,000	0	*
William G. Rodkey (24)	19,046	5,298	13,748	*

*	Less than one percent of outstanding shares of common stock.

(1)	Allen & Company Incorporated is a wholly owned subsidiary of Allen Holding Inc. Herbert A. Allen is the President of Allen Holding Inc. In 2001, Allen & Company Incorporated acted as the financial advisor to the Company in connection with the proposed sale of the Company’s assets to the Cerner Corporation. The Company paid $150,000 to Allen & Company Incorporated as a financial advisor fee and paid $150,000 upon consunmation of that transaction.

(2)	Scott Balcomb is the general partner of ANNJMC LLLP.

(3)	Mervyn Lapin is the administrator of Bravo Colorado Music Festival Endowment.

(4)	Charles Ho is a consultant for the Company.

(5)	Wayne C. Prim is the Chairman of Prim Ventures, Inc. and Prim Ventures, Inc. is the general partner of Glenbrook Partners.

(6)	J. Richard Steadman is a member of the Board of Directors of the Company.

(7)	Murray Logan is the administrator of L-R Global Fund, Ltd.

(8)	Murray Logan is the administrator of L-R Global Partners LP.

(9)	Mervyn Lapin is the trustee of Mervyn Lapin PSP.

(10)	Noel Rothman is the general partner of Namtor BVC LP.

(11)	Robert G. McNeil, Fred A. Middleton, Timothy C. Mills and Timothy J. Wollaeger are the managing directors of Sanderling V Beteiligungs GmbH & Co.

(12)	Robert G. McNeil, Fred A. Middleton, Timothy C. Mills and Timothy J. Wollaeger are the managing directors of Sanderling V Beteiligungs GMBLT & Co KG.

(13)	Robert G. McNeil, Fred A. Middleton, Timothy C. Mills and Timothy J. Wollaeger are the managing directors of Sanderling V Biomedical Co-Investment Fund LP.

(14)	Robert G. McNeil, Fred A. Middleton, Timothy C. Mills and Timothy J. Wollaeger are the managing directors of Sanderling V Limited Partnership.

(15)	Robert G. McNeil and Fred A. Middleton are the general partners of Sanderling Venture Partners II LP.

(16)	Robert G. McNeil, Fred A. Middleton and Timothy C. Mills are the general partners of Sanderling Venture Partners IV Co-Investment Fund LP.

(17)	Robert G. McNeil, Fred A. Middleton, Timothy C. Mills and Timothy J. Wollaeger are the managing directors of Sanderling Venture Partners V Co-Investment Fund LP.

(18)	Robert G. McNeil and Fred A. Middleton are the general partners of Sanderling Ventures Limited LP.

(19)	Robert G. McNeil, Fred A. Middleton, Timothy C. Mills and Timothy J. Wollaeger are the managing directors of Sanderling Ventures Management V.

(20)	Robert G. McNeil is a Member of the Board of Directors of the Company.

(21)	The general partner of Sequoia Capital VI is Sequoia Partners (Omega). Sequoia Partners (Omega) is a Limited Partnership, and the General Partners are the following: Pierre Lamond, Douglas Leone, Michael Moritz, Mark Stevens, Thomas Stephenson and Donald Valentine.

(22)	The general partner of Sequoia Technology Partners VI is Sequoia Partners (Omega). Sequoia Partners (Omega) is a Limited Partnership, and the General Partners are the following: Pierre Lamond, Douglas Leone, Michael Moritz, Mark Stevens, Thomas Stephenson and Donald Valentine.

(23)	Mervyn Lapin is the general partner of Vail Fishing Partnership.

(24)	William G. Rodkey has been an employee and officer of the Company since 1992.

PLAN OF DISTRIBUTION

     We are registering the shares of common stock on behalf of the selling stockholders identified in this prospectus. The selling stockholders will act independently of us in making decisions with respect to the timing, manner, and size of each sale of the common stock covered by this Prospectus. In order to sell the shares of common stock being registered pursuant to this registration statement, the selling stockholders must convert such Series A Preferred and/or Series C Preferred shares into shares of the Company’s common stock.

     The distribution of shares of common stock by the selling stockholders is not subject to any underwriting agreement. The selling stockholders may, from time to time, sell all or a portion of the shares of common stock on any market upon which the common stock may be quoted, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. The shares may be sold by one or more of the following methods, without limitation:

•	A block trade in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	Purchases by a broker or dealer as principal and resale by the broker or dealer for its account pursuant to this prospectus;

•	Ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	Through options, swaps or derivatives;

•	Privately negotiated transactions;

•	In making short sales or in transactions to cover short sales; and

•	A combination of any of the above-listed methods of sale.

     The securities are to be offered on the OTC Bulletin Board. In addition to the distribution of shares as outlined above, the holders of the Series A Preferred shares may sell their shares pursuant to Rule 144.

LEGAL MATTERS

     The validity of the common stock will be passed upon by Shaw Pittman LLP, a law partnership including professional corporations.

EXPERTS

     The consolidated financial statements of ReGen Biologics, Inc., appearing in ReGen Biologic, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room at:

•	Public Reference Section Securities and Exchange Commission Room 1200 450 Fifth Street, N.W.

Washington, D.C. 20549 Attention: Secretary

     Please call the SEC at (800) SEC-0330 for further information on the operating rules and procedures for the public reference room.

     The SEC allows us to “incorporate by reference” the information we file with them, which means we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of our prospectus, and all information that we will later file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below as well as any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act from the date of the initial registration statement and prior to the effectiveness of this registration statement, and any filings made from the date of this prospectus until all of the securities covered hereby are sold or this offering is terminated.

•	Our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2002.

•	Our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2003, June 30, 2003 and September 30, 2003.

•	Our Current Report on Form 8-K, dated October 6, 2003.

•	Our Current Report on Form 8-K, dated September 25, 2003.

•	Our Current Report on Form 8-K, dated July 3, 2003.

•	The description of our Common Stock contained in our Registration Statement on Form S-1, as amended, filed on June 4, 1996 (File No. 333-4106).

     Upon your request, we will provide to you, at no cost, a copy of any or all of the information that has been incorporated by reference in this prospectus. Those copies will not include exhibits to those documents unless the exhibits are specifically incorporated by reference in the documents or unless you specifically request them. Our SEC filings are available to the public at no cost over the Internet at www.regenbio.com. Amendments to these filings will be posted to our website as soon as reasonably practicable after filing with the SEC. You may also request copies of any exhibits to the registration statement. Please direct your request to:

•	ReGen Biologics, Inc. 1290 Bay Dale Drive PMB 351 Arnold, Maryland 21012 Attention: Investor Relations (410) 349-2431

     You should rely only on the information in our prospectus and the documents that are incorporated by reference. We have not, and the selling stockholders have not, authorized anyone else to provide you with different information. These securities are not being offered in any state where the offer is prohibited by law. You should not assume that the information in this prospectus or any incorporated document is accurate as of any date other than the date of the document.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

     The following table itemizes the expenses incurred, or to be incurred, by the Company in connection with the registration and issuance of the securities being registered hereunder. As indicated below, all amounts shown are estimates except for the SEC registration fee.

Registration Fee — SEC	$3,324
Blue Sky Fees	$35,000	*
Accounting Fees and Expenses	$15,000	*
Legal Fees and Expenses	$50,000	*
Miscellaneous (including listing fees)	$10,000	*

Total	$113,324	*

*	Estimate

Item 15. Indemnification of Directors and Officers

     Our charter includes provisions that eliminate the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to the Company or its stockholders;

•	for acts or omissions not in good faith or that involved intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation law; or

•	for any transaction from which the director derives an improper personal benefit.

     Our charter requires, as a condition to advancing expenses, the delivery to the corporation of an undertaking by or on behalf of such director or officer to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified.

     Our charter further provides for the indemnification of our directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law. Indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company under the foregoing provisions, or otherwise. We have been advised that in the opinion of the Securities and Exchange Commission indemnification for liabilities arising under the Securities Act may be against public policy as expressed in the Securities Act and in such an event would be unenforceable.

     Our officers and directors are also indemnified pursuant to the Registration Rights Agreements entered into as of September 23, 2003 and September 30, 2003 by and among the Company, each of the holders of the Series A Convertible Preferred Stock and each of the holders of the Series C Convertible Preferred Stock. These agreements provide for indemnification of officers and directors for losses, claims, damages, or liabilities incurred by these people arising out of his or her services as an officer or director or at our request.

Item 16. Exhibits

Number	Description

4.1	Amended and Restated Certificate of Incorporation(1)
4.2	Certificate of Amendment to the Certificate of Incorporation(2)
4.3	Specimen Common Stock Certificate(3)
4.4	Registration Rights Agreement between the Company and the Investors listed therein(4)
5.1	Opinion of Shaw Pittman LLP regarding the validity of the Securities being registered(5)

23.1	Consent of Shaw Pittman LLP (included as part of Exhibit 5.1)(5)

23.2	Consent of Ernst & Young LLP(5)

24.1	Power of Attorney (included on signature page)

(1)	Incorporated herein by reference to the Company’s Report on Form 10-Q for the quarter ended June 30, 1997 (File No. 000-20805).

(2)	Incorporated herein by reference to the Company’s Report on Form 10-Q for the quarter ended June 30, 2001 (File No. 000-20805).

(3)	Included with this filing.

(4)	Incorporated herein by reference to the Company’s Report on Form 8-K, dated September 25, 2003 (File No. 000-20805).

(5)	Included with this filing.

Item 17. Undertakings.

     (a) The undersigned registrants hereby undertake:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any acts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and persons controlling the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the respective registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, such registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Arnold, state of Maryland, on November 19, 2003.

ReGen Biologics, Inc.

By:	/s/ Gerald E. Bisbee, Jr., Ph.D

Gerald E. Bisbee, Jr., Ph.D.
Chairman and Chief Executive Officer

POWER OF ATTORNEY

     We, the undersigned officers and directors of ReGen Biologics, Inc. hereby severally constitute Gerald E. Bisbee, Jr., Ph.D. and Brion Umidi, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below the Registration Statement on Form S-3 filed herewith and any and all subsequent amendments to said Registration Statement, and generally to do all such things in our names and behalf in our capacities as officers and directors to enable ReGen Biologics, Inc. to comply with all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Gerald E. Bisbee, Jr., Ph.D. Gerald E. Bisbee, Jr., Ph.D.	Chairman, President and Chief Executive Officer	November 19, 2003

/s/ Brion Umidi Brion Umidi	Senior Vice President, Chief Financial Officer and Chief Accounting Officer	November 19, 2003

/s/ Alan W. Baldwin Alan W. Baldwin	Director	November 19, 2003

/s/ Richard Fritschi Richard Fritschi	Director	November 19, 2003

/s/ Robert G. McNeil, Ph.D. Robert G. McNeil, Ph.D.	Director	November 19, 2003

/s/ J. Richard Steadman, M.D. J. Richard Steadman, M.D.	Director	November 13, 2003

/s/ Abhi Acharya Abhi Acharya	Director	November 13, 2003